FORM 4

OMB Approval
OMB Number 3235-0362


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                    Robert E. Freer
                                                            7907 Sandalfoot Dr.
                                                            Potomac, MD 20854
2. Issuer Name and Ticker or Trading Symbol:                Natural Solutions Corporation "ICEB"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                 January  2001
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                   x Director
                                                            _ 10% owner
                                                            _ Officer (Title):
                                                            _ Other (Specify)
   X Filed by One Reporting Person.
   _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
OWNED

1. Title of Security:                                      Common Stock
2. Transaction Date:                                        1/5/2001
3. Transaction Code
4. Securities Acquired (A) or  Disposed (D):  Amount:      20,000
   A or D:                                                 A
   Price:                                                  $0.00 / Gift
5. Amount of Securities  Beneficially owned at end
   of Month:                                               30,500
6. Ownership Form:                                         D  8,000
    Direct (D) or Indirect (I):                            I 22,500
7. Nature of Indirect Beneficial Ownership:                22,500 shares owned by Spouse

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                           N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                          V:
5.  Number of Derivative Securities
       Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
     Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially  Owned  at end of Month:
10. Ownership of Derivative Securities;  (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:




/s/ Robert E.  Freer                               Date: February 6, 2001
---------------------------------------
        Robert E. Freer
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).